September 26, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Amanda Ravitz
Praveen Kartholy
Geoffrey Kruczek
Jay Mumford
Gary Todd

Re:	Ambarella, Inc.
Registration Statement on Form S-1
Amendment No. 3 filed September 13, 2012
File No. 333-174838

Ladies and Gentlemen:

On behalf of Ambarella, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 21, 2012, relating to the Company’s Amendment No. 3 to Form S-1 Registration Statement (File No. 333-174838) submitted to the Commission on September 13, 2012 (the “Registration Statement”).

The Company is concurrently submitting to the Commission via EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”). For the convenience of the Staff, we will provide ‘hard’ copies, complete with exhibits, of Amendment No. 4 as well.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Prospectus Cover

1.	Please clarify here and page 7 the proportion of shares to be sold by you and the selling shareholders pursuant to the over-allotment option. Also revise your disclosure on pages 43-44, as applicable.

In response to the Staff’s comment, the Company has revised pages 7 and 43 of Amendment No. 4 to clarify that only the Company has granted an over-allotment option to the underwriters.

Securities and Exchange Commission

September 26, 2012

Exhibit 5.1

2.	We note the opinion filed as Exhibit 5.1 appears to only cover the shares to be sold by the company and does not cover the shares to be sold by the selling stockholders. Please file a revised opinion that covers all the securities to be sold by the selling stockholders.

In response to the Staff’s comment, Maples & Calder, Cayman Islands counsel to the Company (“M&C”), has revised its opinion attached as Exhibit 5.1 to cover the shares to be sold by the selling shareholders.

3.	We note the paragraph located after Section 2.4 that counsel has “not undertaken any further enquiry or due diligence in relation to the transaction…” Your counsel should review all documents necessary to deliver the opinion, rather than the limited number of documents listed under paragraph 1. Please have your counsel revise their opinion to remove this limitation.

In response to the Staff’s comment, M&C has revised its opinion attached as Exhibit 5.1 to remove the paragraph located after Section 2.4.

4.	Please ask counsel to clarify why the assumption in paragraph 2.4 is necessary and appropriate given that it appears to assume in paragraph 3.2 that the shares will be sold and paid for in the manner described in the registration statement. Please note that it is inappropriate for counsel to assume that the shares will not be assessable.

In response to the Staff’s comment, M&C has revised its opinion attached as Exhibit 5.1 to remove Section 2.4.

5.	We note the opinion in Section 3.4 states that the Cayman Islands tax disclosure in the prospectus is “accurate in all material respects.” Please ask counsel to provide a revised opinion that states the disclosure referenced in that section is the opinion of counsel, not merely being accurate in all material respects. Please refer to Section III.B.2 of Staff Legal Bulletin No. 19, available on our web site at http://sec.gov/interps/legal/cfslb19.htm Also, to the extent that counsel is providing its opinion regarding the tax matters you mention, please identify counsel in that section of the document, file the tax opinion as an exhibit and include counsel’s consent.

In response to the Staff’s comment, (i) M&C has revised its opinion attached as Exhibit 5.1 to provide that the applicable disclosure referenced in the Taxation section is the opinion of counsel; (ii) M&C has been identified as Cayman Islands counsel in the Taxation section of Amendment No. 4; and (iii) the Exhibit Index in Amendment No. 4 has been updated to note that M&C’s tax opinion referenced as Exhibit 8.2 is included in Exhibit 5.1. The Company

Securities and Exchange Commission

September 26, 2012

respectfully notes for the Staff that M&C’s consent has been included as Exhibit 23.2, and that such consent is included in Exhibit 5.1.

6.	It is unclear why the qualifications contained in Section 4.1 and the following paragraph are necessary and appropriate. Please have your counsel remove such qualification or advise.

In response to the Staff’s comment, M&C has revised Section 4.1 of its opinion to be consistent with other opinions it has recently issued in connection with U.S. initial public offerings of other registrants domiciled in the Cayman Islands as to which the Staff has not objected.

M&C further advises as follows: Section 4.1 is relevant to the opinion that the shares will be legally issued. Under applicable Cayman Islands law, shares in a Cayman Islands company are not legally issued until entries are made accordingly in the register of members. The register, as noted in Section 4.1, is subject to rectification by court order. As for the paragraph following Section 4.1, the purpose of this paragraph is to note that M&C’s role in this transaction is limited in that M&C has not been involved in the commercial terms of the transactions which are the subject of the opinion, and this language is consistent with other opinions M&C has recently issued in connection with U.S. initial public offerings of other registrants domiciled in the Cayman Islands as to which the Staff has not objected.

*****

Securities and Exchange Commission

September 26, 2012

Please direct your questions or comments regarding the Company’s responses or Amendment No. 4 to me at (650) 320-4693. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Aaron J. Alter

Aaron J. Alter

Enclosures

cc (w/encl.):

Feng-Ming Wang

Michael Morehead, Esq.

Ambarella, Inc.

Larry W. Sonsini, Esq.

Jennifer Knapp, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

Andrew S. Williamson, Esq.

David G. Peinsipp, Esq.

Cooley LLP